PRESS RELEASE

Klondex Mines Schedules Second Quarter 2014 Conference Call for Wednesday, August 13, 2014

Vancouver, BC – July 29, 2014 - Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF) will host a conference call on Wednesday, August 13, 2014 at 10:00 am ET/7:00am PT to discuss second quarter results. Presenting on the call will be Paul Huet, President and CEO, and Barry Dahl, Chief Financial Officer. Present on the call will be Brent Kristof, Chief Operating Officer and Mike Doolin, VP Business Development and Technical Services.

The Company's second quarter 2014 results press release will be issued after market close on Tuesday, August 12, 2014.

The call can be accessed by dialing: +1 800-319-4610 (North America, toll-free), +1 416-915-3227 (Toronto and International) and +1 604-638-5340 (Outside of Canada and the US).

Registration is required for the call. Please dial in at least ten minutes prior to the scheduled start time.

A replay will be available until 11:59 pm on Saturday, September 13, 2014. The replay can be accessed by dialing international toll: +1 604-638-9010 or toll free from the US and Canada: +1 800-319-6413 and entering passcode: 3599, followed by the # sign.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex Mines is focused on the exploration, development and production of its two high quality gold and silver projects in the mining-friendly jurisdiction of north central Nevada. The 1200 tpd milling facility is being mineralized materials from the Midas Mine and the Fire Creek Project. Midas is fully-permitted and has been producing gold and silver since 1998. Fire Creek is located ~100 miles south of Midas and is operating an ongoing bulk sampling program that began in 2013. All major infrastructure is in place at Fire Creek, and Klondex is in the process of obtaining the full mining permit.

For More Information
Alison Tullis,
Manager, Investor Relations
647-233-4348
atullis@klondexmines.com

A production decision at the Midas mine was made by previous operators of the mine prior to the completion of the acquisition of the Midas project by Klondex and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, the production decision made by the previous operator were not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with National Instrument 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com